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PINE VALLEY MINING ANNOUNCES CLOSING OF BROKERED PRIVATE PLACEMENT

VANCOUVER, BRITISH COLUMBIA,  December 12, 2005 – Pine Valley Mining Corporation (TSX-VE: PVM; OTCBB: PVMCF) (the “Company”) announces that on December 12, 2005 it closed the brokered private placement previously announced in its news releases dated November 16 and 30, 2005, and December 2, 2005.  On closing, the Company issued a total of 4,055,000 units at a price of $2.50 per unit.  Each unit consists of one common share and one-half of one transferable share purchase warrant with one whole warrant entitling the holder to purchase one further common share for a term of 18 months at a price of $3.50 per share.  The shares, warrants and any shares acquired on exercise of the warrants are subject to hold periods expiring on April 13, 2006.

In connection with the private placement, a cash commission of 6.5% was paid to a syndicate of agents.

This press release is not an offer of the securities for sale in the United States. The securities offered will not be or have not been registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities on any State in which such offer, solicitation or sale would be unlawful.

This news release contains certain “forward looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors affecting the Company’s operations, markets, products and prices and other risk factors.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the Company’s dependence on the steel industry, volatility in coal prices, accidents and other risks associated with mining operations, the Company’s need for and availability of additional financing, the restrictions imposed under the Company’s existing debt arrangements and its debt service requirements and the other risk factors  discussed in greater detail in the Company’s various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company’s Form 20-F dated September 30, 2005.

PINE VALLEY MINING CORPORATION

“Graham Mackenzie”

Graham Mackenzie

President and Chief Executive Officer

Contacts:

Sam Yik

Martin Rip

Vice President Corporate Development

    and Commercial Operations

Vice President Finance and CFO

(604) 682-4678

(604) 682-4678

Vancouver, British Columbia, Canada

Vancouver, British Columbia, Canada

Company e-mail contact: pinevalley@pinevalleycoal.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.